Exhibit 99.1

Draganfly Selected to Implement Health and Safety Program to Keep Events Safe During CES® 2022

Draganfly’s Vital Intelligence platform continues to provide seamless and non-invasive solutions that are helping organizations host safe events and gatherings

Los Angeles, CA. December 30, 2021 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce that the Company’s Varigard pathogen and surface sanitizer spray will be implemented ahead of the Drone Racing League’s Vegas Championship Race Presented by T-Mobile outside T-Mobile Arena and the EDGE22 plenary sessions at the Park Theater in the Park MGM in Las Vegas, Nevada.

Both events are taking place during the Consumer Electronics Show (“CES®”), which is running from January 5-8, 2022. Draganfly’s Varigard pathogen and surface spray will be administered in partnership with Global Aerial Management Group.

Draganfly’s Varigard pathogen and surface spray provide a one-of-a-kind, revolutionary organic sanitizer that is capable of up to 24-hour pathogen sequestration and kill-efficacy. Delivered using Draganfly’s patented drone technology or by hand, the spray is a crucial part of the Company’s Vital Intelligence health and safety solution, which is able to screen, detect, assess, protect and provide continuous action against the potential threat of infectious diseases, including COVID-19.

Crews will administer Draganfly’s Varigard pathogen and surface spray ahead of the DRL Vegas Championship Race Presented by T-Mobile on January 5, 2022. Marking the finale of the 2021-22 DRL World Championship Season, the most competitive drone racing series, the event will feature the world’s best drone pilots, a custom-designed outdoor course, and a free Weezer concert. The DRL Vegas Championship Race will air on NBC and Twitter at 10 am PST / 1 pm EST on February 5 and 20, 2022.

Draganfly’s Varigard pathogen and surface spray will be administered using the Company’s patented drone technology ahead of the EDGE22 plenary sessions at the Park Theater.

EDGE, formerly CES® Government, is produced by the Government Business Executive Forum, which is an exclusive organization of senior technology, regulated industries, and government professionals.

“Draganfly’s Vital Intelligence platform is dedicated to providing organizations with seamless and non-invasive solutions that allow people to convene in a safe environment,” said Cameron Chell, CEO of Draganfly. “We are extremely grateful for the opportunity to help work with the incredible team at Global Aerial Management Group to implement Draganfly’s Varigard pathogen and surface spray to ensure attendees can confidently enjoy the DRL Vegas Championship Race and EDGE22.”

“We are thrilled to be working with Draganfly to deliver superior disinfecting and sanitizing services during events,” said Toni Drummond, CEO of Global Aerial Management Group. “Providing a safe environment is crucial as attendees prepare to watch DRL pilots in the Vegas Championship Race or connect with political government professionals and some of the most recognized names in technology during EDGE22.”

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 20 years, Draganfly is an award-winning, industry-leader serving the public safety, agriculture, industrial inspections, security, mapping and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

Media Contact

Arian Hopkins

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

About The Drone Racing League

The Drone Racing League (DRL) is the world’s premier, professional drone racing property. The best drone pilots in the world fly in the league and millions of fans watch them race on NBC, NBCSN and Twitter. With ground-breaking technology and immersive, high-speed races through virtual and live events, DRL is creating a new era of sports, combining both esports and real-life competition.

Founded by Nicholas Horbaczewski in 2015, DRL is a privately held company headquartered in NYC. For more information, visit www.drl.io. To join the conversation, follow DRL on Facebook at facebook.com/thedroneracingleague, on Twitter @DroneRaceLeague, and on Instagram @thedroneracingleague.

Media Contact

Melanie Wallner, Director of Communications

melanie@drl.io

About Global Aerial Management Group

Global Aerial Management Group (GAMG) is a full service manned and unmanned aviation services company. Our private jet charter division specializes in tours, productions, corporate travel, mass movements and activations. Our unmanned division was created to complement and offer solutions via drone as we explore the new technology and innovation in UAS and autonomous flight. We are career aviators with specialized knowledge in the world of unmanned aerial vehicles and beyond.

GAMG is a proud 100% Women Owned and Operated business. For more information, please visit www.globalaerialgroup.com.

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the implementation of the Company’s Varigard pathogen and surface sanitizer spray at the DRL Vegas Championship Race and EDGE22. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.